April 30, 2009

Securities and Exchange Commission
Washington, D.C. 20549
Attn: Joe Foti, Senior Assistant Chief Accountant

Re: Hangman Productions, Inc. ("Hangman Productions" or the "Company")
    Form 10-K for the year ended December 31, 2008
    Filed March 5, 2009
    File No. 000-50892

Dear Mr. Foti:

     The following is in response to the comments received April 17, 2009, related to the Company's filing on Form 10-K for the year ended December 31, 2008. Items #1 through #2 correspond to comments #1 through #2 in your letter.

     1. Yes. All the facts are correct other than the SEC appears to have the assumption that the preferred shares convert on a one for one basis. In fact, the preferred shares convert on the basis of 10 common for one preferred.

     The Company did not allocate any loss to the noncontrolling interest because the preferred shares were non-voting. The Company's auditors contacted the AICPA regarding this issue. The AICPA indicated that the preferred shares were debt rather than equity in the hands of the Company. The reasoning was that the preferred shares did not have voting rights. The Company disclosed the shares as non-controlling interest because the Company felt that disclosure as preferred could be misleading. At the time of this determination, the Company believed that Hangman Productions would be required to absorb most of the subsidiary's loss. The Company determined it would be more conservative to allocate the entire loss from the subsidiary to the Company.

     2. Given the aforementioned discussion in #1, the gain would result the same even in consideration of the film cost asset and the non-controlling interest and other liabilities extinguished with the sale. The Company determined the fair value of the assets and liabilities approximated the sales price because of the limited marketability of the asset, relative to liabilities assumed. The Company followed the guidance in SFAS 144 for the gain and disposal recognition. The following are revised calculations of the gain:

Fair value of assets and liabilities of Subsidiary                    $  29,800
Less: Carrying value (deficit) of Subsidiary                          $ (27,198)
                                                                   -------------
                                                                         56,998
 Gain Calculation:
 ---------------------------------------------------               -------------
 Cash Received                                                        $  29,800
 Liabilities Extinguished:
     Accounts Payable                                                 $  13,023
     Notes Payable                                                    $  25,323
     Non-controlling interest (Preferred stock)                       $  90,000
     Less: Film Asset exchanged on sale                               $(101,148)
                                                                   -------------
Gain on sale of Subsidiary                                            $  56,998
                                                                   =============

     The Company acknowledges that: it is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you have any other questions or concerns please contact us at your convenience.


Sincerely,

/S/ JAMES DOOLIN
James Doolin
Principal Financial Officer

/S/ SHANE THUESON
Principal Executive Officer